Filed pursuant to Rule 433
Registration No. 333-268880
March 21, 2023
PRICING TERM SHEET

Issuer:	Indiana Michigan Power Company
Expected Ratings*:	A3 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by S&P Global Ratings, a division of S&P Global Inc. A (Stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series P, due 2053
Principal Amount:	$500,000,000
Maturity:	April 1, 2053
Coupon:	5.625%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2023
Treasury Benchmark:	4.00% due November 15, 2052
Treasury Yield:	3.727%
Reoffer Spread:	T+ 190 basis points
Yield to Maturity:	5.627%
Price to Public:	99.969% of the principal amount thereof
Transaction Date:	March 21, 2023
Settlement Date:	March 23, 2023 (T+2)
Redemption Terms:
Make-whole call:	Prior to October 1, 2052 at a discount rate of the Treasury Rate plus 30 basis points
Par call:	On or after October 1, 2052 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	454889 AV8 / US454889AV81
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. PNC Capital Markets LLC RBC Capital Markets, LLC
Senior Co-Manager:	TD Securities (USA) LLC
Co-Manager:	C. L. King & Associates, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll free at 1-800-831-9146 or PNC Capital Markets LLC toll-free at 1-855-881-0697 or RBC Capital Markets, LLC toll free at 1-866-375-6829.